

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2011

<u>Via Facsimile</u>
Mr. W. Matt Ralls
President and Chief Executive Officer
Rowan Companies, Inc.
2800 Post Oak Boulevard, Suite 5450
Houston, Texas 77056-6189

      Re: Rowan Companies, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2010
             Filed March 1, 2011
             File No. 1-05491

Dear Mr. Ralls:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ A.N. Parker *for*

                                H. Roger Schwall
                                Assistant Director